Schering AG: New leukemia drug Campath(R) cleared for marketing in U.S.

Berlin, Germany, May 8, 2001; Schering AG, Germany (FSE: SCH, NYSE: SHR), announced that the U.S. Food and Drug Administration (FDA) late yesterday cleared Campath(R)(alemtuzumab) humanized monoclonal antibody for marketing as a treatment for patients with B-cell chronic lymphocytic leukemia (B-CLL), who have been treated with alkylating agents and have failed fludarabine therapy. With this first approval worldwide of Campath(R), Schering AG will provide patients with refractory B-CLL with a new treatment option. Campath(R) will be marketed and distributed in the U.S. by Berlex Laboratories, Inc., the U.S. subsidiary of Schering AG. It will be available to patients in early June.
"Campath(R)is another cornerstone in building our product portfolio for chronic lymphocytic leukemia," said Professor Guenter Stock, member of the Executive Board of Schering AG responsible for research and development. "The added value of Campath to CLL patients lies in its ability to act in patients who no longer respond to alkylating agents and even to Fludara(R) treatment." Campath(R) therapy for B-CLL was developed by M&I Partners, a 50-50 joint venture of Millennium Pharmaceuticals, Inc., (NASDAQ: MLNM) and ILEX Oncology, Inc., (NASDAQ: ILXO).
In Europe, a Marketing Authorization Application (MAA) for Campath(R)(Trade Name in Europe: MabCampath(TM)) has been submitted to the European Agency for the Evaluation of Medicinal Products (EMEA). The EMEA's Committee on Proprietary Medicinal Products (CPMP) issued a positive opinion in March 2001 to recommend approval under exceptional circumstances of the MabCampath(TM). Chronic lymphocytic leukemia is the most prevalent form of adult leukemia, affecting approximately 120,000 patients in the U.S. and Europe. B-CLL is characterized by an accumulation of leukemic (malignant) lymphocytes. Campath(R) binds to CD52+, an antigen that is present on the surface of certain leukemic lymphocytes, and induces antibody-dependent lysis (killing) following binding. This results in the removal of the malignant lymphocytes from the blood, bone marrow, and other affected organs.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, May 8, 2001
Schering AG
Corporate Communication
For further information please contact:

Dr Friedrich von Heyl - Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Dr Claudia Schmitt - Pharma Communication:
Tel.: +49-30-468 158 05;
Fax: +49-30-468 167 10;
eMail: claudia.schmitt@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de